UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 234,681
8. SHARED VOTING POWER 171,309,572
9. SOLE DISPOSITIVE POWER 234,681
10. SHARED DISPOSITIVE POWER 174,373,128

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 171,544,253
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 174,607,809

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO - BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 171,544,253
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 174,607,809

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 171,544,253
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 174,607,809

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 171,544,253
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 174,607,809

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 171,544,253
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 174,607,809

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,063,556
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 171,544,253

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,607,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.27%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 33 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 6 TO SCHEDULE 13D

This Amendment No. 6 Schedule 13D (“Amendment No. 6”) amends and restates Items 2, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 6 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 33 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of:

(i) IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii) Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii) Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv) Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v) Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”); and

(vi) Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”) (Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 004, CP 91609 Montevideo, of the Republic of Uruguay; and Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE. Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held (i) directly by Mr. Elsztain (and not through any other Reporting Person) and (ii) by Dolphin which are subject to the irrevocable proxy described in Item 6 below.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of March 31, 2008, the Cresud common shares beneficially owned by the Reporting Persons consisted of 174,607,809 shares, representing 35.27% of Cresud’s share capital on a fully diluted basis (i.e., assuming that all of the outstanding New Warrants to acquire common shares are exercised by the holders thereof).

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 33 Pages

The funds used to purchase the Cresud common shares were derived from (i) working capital, (ii) loan agreements entered into with Credit Suisse International and Citibank N.A., (iii) capital contributions received from IFIS shareholders, and (iv) a margin account at Raymond James.

The funding for the exercise of warrants to acquire 14,956,919 common shares of Cresud came from (i) an amendment to an existing loan agreement with Credit Suisse International to provide an additional US$12,000,000.00 and (ii) a margin account at Raymond James.

Item 4.	Purpose of Transaction

Since June 30, 2006, the Reporting Persons increased their beneficial ownership of Cresud common shares by acquiring shares representing an additional 2.31% (net of sales of common shares since such date) of Cresud’s share capital on a fully diluted basis. Such increase was the net result of the following transactions:

1.	A loss of 8,600,000 Cresud common shares previously held at Refco Capital Markets, Ltd as a result of Refco’s reorganization pursuant to a Chapter 11 Plan which became effective on December 26, 2006.

2.	A net increase (net of sales in the open market) of an additional 8,115,577 Cresud common shares acquired in the open market.

3.	As described more fully in Item 6, on March 31, 2008 Cresud completed on offering of preemptive and accretion rights to subscribe for its common shares. Pursuant to these rights offerings, Cresud issued 180,000,000 common shares, at a price of US$1.6 per common share, and 180,000,000 warrants were assigned to those who subscribed for common shares pursuant to the right offerings. For every new common share, one warrant was issued which gives the holder the right to subscribe to 0.33 additional common shares (the “New Warrants”). In connection with Cresud’s recent rights offerings, the Reporting Persons acquired additional common shares and New Warrants as follows:

A.	The Reporting Persons acquired 64,374,906 Cresud common shares and 64,374,906 New Warrants pursuant to the preemptive rights offering.

B.	The Reporting Persons acquired 4,988,084 Cresud common shares and 4,988,084 New Warrants pursuant to the accretion rights offering.

C.	The Reporting Persons acquired 149,857 New Warrants in the open market.

4.	Additionally, the Reporting Persons acquired 59,008,668 common shares of Cresud by converting US$14,956,919 principal amount of Cresud’s Convertible Notes and by exercising warrants to acquire an additional 14,956,919 common shares. The total exercise price paid for these transactions amounted US$17,946,535.65. The funding for this transaction is described in Item 3.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A previously filed, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a)	As of March 31, 2008, the Reporting Persons beneficially owned 174,607,809 common shares of Cresud, representing 35.27% of its share capital on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 33 Pages

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of March 31, 2008:

Shareholder	Number of Shares Currently Owned(1)	% of Currently Outstanding Shares(1)	Common Shares Underlying New Warrants	Number of Common Shares on Fully Diluted Basis(2)	% of Common Shares on a Fully Diluted Basis(2)
Reporting Persons	174,607,809	34.87%	69,512,847	197,778,758	35.27%
Total	500,774,772		180,000,000	560,774,772

(1)	Does not take into account any exercise of New Warrants outstanding as of March 31, 2008.
(2)	Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants. Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 1.62% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (c) 9.43% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

(i)	IFIS is the direct owner of 100% of the common shares of IFISA.

(ii)	IFISA is the direct owner of 171,153,109 shares of Cresud common shares representing approximately 34.52% of Cresud’s common shares on a fully diluted basis.

(iii)	Dolphin Fund directly owns 9.44% of IFIS and 0.66% of Cresud on a fully diluted basis.

(iv)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own Cresud common shares.

(v)	CAM directly owns 0.04% of Cresud on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 33 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of March 31, 2008:

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional New Warrants (as defined herein) and/or common shares of Cresud from time to time in the open market, in privately negotiated transactions or otherwise.

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 174,607,809 common shares, representing 34.87% of the issued and outstanding common shares of Cresud, as of March 31, 2008.

As of March 31, 2008, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 37.75% of the common shares of Cresud.

a)	Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the knowledge of the Reporting Persons, none of the Reporting Persons beneficially own any common shares of Alto Palermo.

b)	Item 5(a) is incorporated herein by reference.

c)	Transactions by the Reporting Persons or other persons named in Schedule A previously filed in Cresud common shares that were effected from the last filing dated as of June 30, 2006 to March 31, 2008 are listed on Annex I, which is incorporated herein by reference.

d)-e)	Not applicable.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 33 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Credit Suisse Loan Agreement. On March 30, 2007 IFISA, entered into an amendment to a loan agreement (“Confirmation” that supplements the 1992 ISDA Master Agreement) dated May 2, 2006 with Credit Suisse International. This agreement’s termination date was extended on March 19, 2008 to June 13, 2009. IFISA pledged Cresud common shares as collateral to secure its obligations under this agreement, subject to standard default and similar provisions. IFISA maintains the ownership of the pledged shares and is entitled to exercise its voting rights for so long as no Event of Default or a Termination Event (as defined in the Confirmation) has occurred.

Citibank Loan Agreement. On January 11, 2008, IFISA entered into a one-year Margin Loan Agreement with Citibank N.A. for the amount of US$35,000,000.00. On March 12, 2008, this loan was increased by US$15,000,000.00. The scheduled maturity date is January 13, 2009. IFISA has pledged Cresud common shares as collateral to secure its obligations under the Margin Loan Agreement, subject to standard default and similar provisions.

Such pledged shares, taken together with those pledged to Credit Suisse, represent an important IFISA’s shareholding in Cresud. IFISA maintains the ownership of the pledged shares and is entitled to exercise its voting rights for so long as no Default or Event of Default (as defined in the Margin Loan Agreement) has occurred.

New Warrants. Pursuant to a Prospectus (the “Prospectus”), dated March 11, 2008, contained in Cresud’s Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, Cresud offered (the “Rights Offering”) to its common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares. The Bank of New York, as Cresud’s ADS rights agent, made available to holders of its ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares. All information included in this Schedule 13D pertaining to the Rights Offering and New Warrants is based on information provided in the Prospectus and the warrant agreement governing the New Warrants.

Prior to their expiration on May 22, 2015, the New Warrants will be exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires), commencing with such period from and including May 17 through to May 22, 2008. The New Warrants will be freely transferable. Cresud will accept the exercise of New Warrants to purchase whole new common shares. Three New Warrants must be exercised in order to purchase one new common share. The exercise price for new common shares to be purchased pursuant to the exercise of New Warrants will be of US$ 1.68 and will be payable in U.S. dollars. ADS holders wishing to obtain additional ADSs upon exercise of their New Warrants must deposit the common shares acquired under the New Warrants with The Bank of New York, as Cresud’s depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 33 Pages

Irrevocable Proxy with Baldwin Enterprises. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

Call Option with Baldwin Enterprises. On April 1, 2008, a letter agreement between Baldwin Enterprises, Inc. and Mr. Elsztain was executed which grants Mr. Elsztain an option to acquire the equivalent of 6,728,349 common shares of Cresud and 6,728,349 New Warrants, (subject to equitable adjustment in the event of a stock split, recapitalization or other reclassification of Cresud’s common shares) at the price paid by Baldwin in the Rights Offering plus a 15% return calculated on an annual basis. This option terminates on March 11, 2010 and is transferable to affiliates of Mr. Elsztain.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

Item 7.	Materials to be filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 33 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

3	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of United States

3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 33 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman) Director Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 33 Pages

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman) 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

2.	Gary Gladstein 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of USA

3.	Clarisa Lifsic 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

4.	Elizabeth Tansell 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Isle of Man

5.	Saul Zang 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

6.	Mario Blejer 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 33 Pages

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 226406106	Page 20 of 33 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Clarisa Diana Lifsic Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palacio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 21 of 33 Pages

8.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

9.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 22 of 33 Pages

Senior Management

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Alejandro Bartolomé Chief Production Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	José Luis Rinaldini Chief Subsidiaries Supervisor Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Alejandro Casaretto Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Carlos Blousson Chief Sales Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 23 of 33 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected from the last six months to March 31, 2008

IFISA’s transactions in CRESUD ADR (each ADR equivalent to ten Cresud common shares)

Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Sell	01/11/2007	06/11/2007	9,727.00	24.5329	238,433.41	NASDAQ
Sell	02/11/2007	07/11/2007	9,736.00	24.5713	239,027.43	NASDAQ
Sell	05/11/2007	08/11/2007	3,619.00	24.8251	89,768.39	NASDAQ
Sell	06/11/2007	09/11/2007	2,166.00	25.2327	54,609.84	NASDAQ
Buy	30/11/2007	05/12/2007	51,600.00	19.0068	981,783.86	NASDAQ
Buy	12/12/2007	17/12/2007	700.00	18.7414	13,239.00	NASDAQ
Buy	17/12/2007	20/12/2007	40,000.00	18.6703	748,433.48	NASDAQ
Buy	18/12/2007	21/12/2007	45,500.00	18.0429	822,810.67	NASDAQ
Buy	19/12/2007	24/12/2007	100.00	17.8500	1,809.00	NASDAQ
Buy	03/01/2008	08/01/2008	20,000.00	19.3472	387,743.90	NASDAQ
Buy	04/01/2008	09/01/2008	12,500.00	18.8657	236,320.96	NASDAQ
Buy	23/01/2008	28/01/2008	29,826.00	17.0572	509,345.49	NASDAQ
Sell	24/01/2008	29/01/2008	4,100.00	18.0044	73,734.87	NASDAQ
Sell	25/01/2008	30/01/2008	2,800.00	18.3054	51,198.44	NASDAQ
Buy	05/02/2008	08/02/2008	1,100.00	17.2500	19,000.00	NASDAQ
Buy	06/02/2008	11/02/2008	12,000.00	17.4863	210,076.00	NASDAQ
Sell	28/02/2008	04/03/2008	5,781.00	18.1401	104,751.38	NASDAQ
Sell	29/02/2008	05/03/2008	600.00	18.1083	10,839.88	NASDAQ
Buy	12/03/2008	17/03/2008	38,900.00	14.9889	583,846.99	NASDAQ
Buy	13/03/2008	13/03/2008	2,470,086.00	16.0500	39,644,880.30	Subscription
Buy	13/03/2008	13/03/2008	2,566,097.00	16.0500	41,185,856.85	Subscription
Buy	13/03/2008	13/03/2008	712,648.00	16.0500	11,438,000.40	Subscription

IFISA’s transactions in CRESUD common shares
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Sell	28/02/2008	04/03/2008	36,000.00	5.8139	208,467.98	BASE
Buy	18/03/2008	24/03/2008	2,739,761.00	5.0528	4,383,617.60	Subscription
Buy	18/03/2008	24/03/2008	2,176,893.00	5.0528	3,483,028.80	Subscription
Buy	26/03/2008	26/03/2008	4,986,154.00	5.0528	7,977,846.40	Subscription
Sell	31/03/2008	31/03/2008	25,896.00	5.1004	132,078.89	BASE
Sell	31/03/2008	31/03/2008	13,317.00	5.1004	67,921.48	BASE

IFISA’s transactions in CRESUD Coupon
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	28/02/2008	04/03/2008	10,000.00	0.6000	1,908.70	BASE
Sell	28/02/2008	04/03/2008	10,000.00	0.6350	2,004.04	BASE
Buy	04/03/2008	07/03/2008	5,000.00	0.4000	636.23	BASE
Buy	05/03/2008	10/03/2008	32,806.00	0.4485	4,687.78	BASE
Buy	06/03/2008	11/03/2008	87,600.00	0.4094	11,416.74	BASE
Buy	07/03/2008	12/03/2008	3,500.00	0.4000	445.65	BASE
Buy	10/03/2008	13/03/2008	5,000.00	0.4000	636.13	BASE

SCHEDULE 13D

CUSIP No. 226406106	Page 24 of 33 Pages

Buy	14/03/2008	17/03/2008	61,384,848.00	0.0209	409,065.66	BASE
Sell	14/03/2008	17/03/2008	55,516,576.00	0.0202	348,357.71	OTC
Buy	17/03/2008	17/03/2008	3,890,000.00	0.0198	24,621.34	OTC
Sell	17/03/2008	17/03/2008	210,000.00	0.0268	1,779.82	OTC
Sell	17/03/2008	17/03/2008	68,831.00	0.0268	583.37	OTC
Sell	17/03/2008	17/03/2008	45,913.00	0.0268	389.13	OTC
Sell	17/03/2008	17/03/2008	43,724.00	0.0268	370.58	OTC
Sell	17/03/2008	17/03/2008	145,000.00	0.0268	1,228.93	OTC
Sell	17/03/2008	17/03/2008	129,556.00	0.0268	1,098.03	OTC
Sell	17/03/2008	17/03/2008	210,000.00	0.0268	1,779.82	OTC
Sell	17/03/2008	17/03/2008	210,000.00	0.0268	1,779.82	OTC
Sell	17/03/2008	17/03/2008	5,000.00	0.0268	42.38	OTC
Sell	17/03/2008	17/03/2008	32,806.00	0.0268	278.04	OTC
Sell	17/03/2008	17/03/2008	87,600.00	0.0268	742.44	OTC
Sell	17/03/2008	17/03/2008	3,500.00	0.0268	29.67	OTC
Sell	17/03/2008	17/03/2008	5,000.00	0.0268	42.38	OTC
Sell	17/03/2008	17/03/2008	243,136.00	0.0268	2,060.66	OTC
Sell	17/03/2008	17/03/2008	669,193.00	0.0268	5,671.64	OTC
Sell	17/03/2008	17/03/2008	21,190.00	0.0268	179.59	OTC
Sell	17/03/2008	17/03/2008	8,828.00	0.0268	74.82	OTC
Sell	17/03/2008	17/03/2008	39,037.00	0.0268	330.86	OTC
Sell	18/03/2008	18/03/2008	15,000.00	0.5000	2,373.75	OTC

DOLPHIN’s transactions in CRESUD common shares
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Sell	23/10/2007	26/10/2007	600.00	7.3300	1,382.96	BASE
Sell	24/10/2007	29/10/2007	10,000.00	7.2500	22,716.67	BASE
Sell	25/10/2007	30/10/2007	7,400.00	7.3021	16,931.07	BASE
Sell	25/10/2007	30/10/2007	10,000.00	7.3021	22,879.82	BASE
Sell	25/10/2007	30/10/2007	32,600.00	7.3021	74,588.21	BASE
Sell	26/10/2007	31/10/2007	5,000.00	7.3500	11,542.23	BASE
Sell	29/10/2007	01/11/2007	70,000.00	7.5257	166,240.67	BASE
Sell	30/10/2007	02/11/2007	5,700.00	7.9000	14,243.82	BASE
Sell	31/10/2007	05/11/2007	4,980.00	7.8200	12,347.99	BASE
Sell	22/11/2007	27/11/2007	1,000.00	7.1700	2,288.13	BASE
Buy	19/03/2008	25/03/2008	1,689,698.00	5.0528	2,703,516.80	Subscription

DOLPHIN’s transactions in CRESUD ADR (each ADR equivalent to ten Cresud common shares)
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Sell	23/10/2007	26/10/2007	1,900.00	22.9967	43,655.00	NASDAQ
Sell	23/10/2007	26/10/2007	350.00	22.9967	8,041.71	NASDAQ
Sell	24/10/2007	29/10/2007	1,000.00	23.0570	23,031.65	NASDAQ
Sell	25/10/2007	30/10/2007	2,050.00	23.0013	47,110.85	NASDAQ
Sell	25/10/2007	30/10/2007	2,950.00	23.0013	67,793.65	NASDAQ
Sell	26/10/2007	31/10/2007	1,850.00	23.2764	43,023.64	NASDAQ
Sell	26/10/2007	31/10/2007	2,150.00	23.2764	50,000.44	NASDAQ
Sell	29/10/2007	01/11/2007	1,750.00	23.6345	41,324.81	NASDAQ
Sell	29/10/2007	01/11/2007	4,300.00	23.6345	101,540.91	NASDAQ
Sell	29/10/2007	01/11/2007	3,450.00	23.6345	81,468.85	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 25 of 33 Pages

Sell	30/10/2007	02/11/2007	250.00	25.0085	6,247.03	NASDAQ
Sell	30/10/2007	02/11/2007	1,507.00	25.0085	37,657.16	NASDAQ
Sell	31/10/2007	05/11/2007	993.00	24.6672	24,474.34	NASDAQ
Sell	31/10/2007	05/11/2007	800.00	24.6672	19,717.48	NASDAQ
Buy	07/03/2008	12/03/2008	90,647.00	16.6549	1,511,529.39	NASDAQ
Buy	10/03/2008	13/03/2008	32,976.00	15.6123	515,489.64	NASDAQ
Buy	19/03/2008	25/03/2008	5,468.00	13.9483	76,378.60	NASDAQ
Buy	20/03/2008	26/03/2008	2,300.00	13.7217	31,606.00	NASDAQ

DOLPHIN’s transactions in CRESUD Warrants
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	25/03/2008	28/03/2008	5,000.00	0.5500	873.69	BASE
Buy	26/03/2008	31/03/2008	75,000.00	0.7000	16,645.26	BASE
Buy	26/03/2008	31/03/2008	99,000.00	0.7000	21,958.51	BASE
Buy	31/03/2008	04/04/2008	12,000.00	0.7000	2,662.06	BASE

DOLPHIN’s transactions in CRESUD Coupon
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	11/03/2008	12/03/2008	170,000.00	0.3500	18,957.97	BASE
Buy	14/03/2008	17/03/2008	2,781,236.00	0.0200	17,773.95	BASE

CVC’s transactions in CRESUD ADR (each ADR equivalent to ten Cresud common shares)
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	22/01/2008	25/01/2008	3,100.00	16.7327	51,984.87	NASDAQ
Sell	22/01/2008	25/01/2008	3,000.00	17.7858	53,246.58	NASDAQ
Sell	22/01/2008	25/01/2008	100.00	17.1700	1,708.47	NASDAQ

CAM’s transactions in CRESUD Coupon
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	11/03/2008	12/03/2008	1,500,000.00	0.3500	167,276.23	BASE
Sell	14/03/2008	17/03/2008	1,500,000.00	0.0550	26,136.96	BASE
Buy	17/03/2008	17/03/2008	278,831.00	0.0266	2,363.19	BASE

CAM’s transactions in CRESUD common shares
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	19/03/2008	25/03/2008	156,463.00	5.0528	250,340.80	Subscription

EDUARDO ELSZTAIN’s transactions in CRESUD common shares
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	19/03/2008	25/03/2008	61,725.00	5.0528	98,760.00	Subscription

SCHEDULE 13D

CUSIP No. 226406106	Page 26 of 33 Pages

EDUARDO ELSZTAIN’s transactions in CRESUD ADR (each ADR equivalent to ten Cresud common shares)
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	22/01/2008	25/01/2008	3,000.00	16.8500	50,674.00	NASDAQ
Sell	22/01/2008	25/01/2008	3,000.00	17.7898	53,244.28	NASDAQ
Buy	23/01/2008	28/01/2008	6,000.00	16.6339	100,047.10	NASDAQ
Buy	17/03/2008	19/03/2008	6,172.00	16.0500	99,060.60	Subscription

EDUARDO ELSZTAIN’s transactions in CRESUD Coupon
Transaction Type	Trade Date	Settle Date	Quantity	Price	Total Amount (USD)	Market
Buy	14/03/2008	17/03/2008	4,000,000.00	0.0200	25,593.47	BASE
Sell	17/03/2008	17/03/2008	3,890,000.00	0.0200	24,621.32	OTC

SCHEDULE 13D

CUSIP No. 226406106	Page 27 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

SCHEDULE 13D

CUSIP No. 226406106	Page 28 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

IFIS Limited

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 29 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

Inversiones Financieras del Sur S.A.

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 30 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

Dolphin Fund PLC

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 31 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

Consultores Venture Capital Uruguay

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 32 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

Consultores Assets Management

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 33 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 31, 2008

Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board